FSD PHARMA INC.

1 Rossland Road West, Suite 202

Ajax, Ontario

L1Z 1Z2

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders (the "Meeting") of FSD Pharma Inc. (the "Company") will be held on Tuesday, January 22, 2019, at the offices of Bennett Jones LLP, located at 100 King Street West, First Canadian Place, Suite 3400, M5X 1A4 at 10:00 a.m. (Toronto time) for the following purposes:

1. to fix the number of directors at six and to elect directors of the Company for the ensuing year. For more information, see "Particulars of Matters to be Acted Upon – Election of Directors" in the Company's management information circular dated December 17, 2018 (the "Circular");

2. to consider and, if deemed advisable, to pass with or without variation, a special resolution providing for the consolidation of the Company's issued and outstanding class A multiple voting shares (the "Class A Shares") and class B subordinate voting shares (the "Class B Shares") at such a consolidation ratio to be determined by the board of directors (the "Board") of the Company, in its sole discretion, to permit the Company to satisfy all conditions and necessary regulatory approvals to list the Class B Shares on the NASDAQ, the New York Stock Exchange (the "NYSE"), or such other U.S. national securities exchange as the Board may determine in its sole direction. For more information, see "Particulars of Matters to be Acted Upon – Share Consolidation" in the Circular; and

3. to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Particulars of the foregoing matters are set forth in the Circular. The Board has fixed December 10, 2018 as the record date for the determination of shareholders of the Company entitled to notice of, and to vote at, the Meeting and any adjournment thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 ("Notice-and-Access Provisions") of the Canadian Securities Administrators for the Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders of the Company by allowing the Company to post its Circular and any additional materials online. The Company will not use procedures known as 'stratification' in relation to the use of Notice-and-Access Provisions. The Circular and all additional materials have been posted in full on the Company's website at www.fsdpharma.com/investors and under the Company's SEDAR profile at www.sedar.com.

Shareholders of the Company may request paper copies of the Circular and additional materials at no cost by calling toll-free within North America at 1-(866)-962-0498, or direct from outside of North America at 1-(514)-982-8716, up to the date of the Meeting or any adjournment thereof, or thereafter by contacting the Company at 1-(905)-686-7079. In order to ensure that a paper copy of the Circular and additional materials can be delivered to a shareholder in time for such shareholder to review the Circular and return a form of proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that shareholders ensure their request is received no later than 10:00 a.m. (Toronto time) on January 12, 2019. Shareholders of the Company who would like more information about the Notice-and-Access Provisions may contact the Company's transfer agent, Computershare Investor Services Inc. toll-free at 1-(866)-962- 0498.

Shareholders are entitled to vote at the Meeting either in person or by proxy, as described in the Circular under the heading "General Proxy Information". Only registered shareholders of the Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. For information with respect to shareholders who own their shares in the capital of the Company through an intermediary, see "General Proxy Information – Non-Registered Shareholders" in the Circular.

Dated at Toronto, Ontario this 17th day of December, 2018.

BY ORDER OF THE BOARD

(signed) "Raza Bokhari"

Raza Bokhari

Executive Co-Chairman

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the accompanying form of proxy in the enclosed return envelope. All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, not later than 10:00 a.m. (Toronto time) on the second to last business day preceding the date of the Meeting or any adjournment thereof or with the chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

FSD PHARMA INC.

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management and the directors of FSD Pharma Inc. (the "Company" or "FSD") for use at the special meeting (the "Meeting") of the shareholders of the Company to be held at the offices of Bennett Jones LLP, located at 100 King Street West, First Canadian Place, Suite 3400, M5X 1A4 at 10:00 a.m. (Toronto time) on January 22, 2019 and at all adjournments thereof for the purposes set forth in the accompanying notice of the Meeting (the "Notice of Meeting"). The solicitation of proxies will be made primarily by mail, subject to the use of Notice-and-Access Provisions (as defined below) in relation to the delivery of the Circular, and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company. Directors, officers and employees of the Company will not receive any extra compensation for such activities. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Company in favour of the matters set forth in the Notice of Meeting. The Company may pay brokers or other persons holding class A multiple voting shares ("Class A Shares" and the holders thereof the "Class A Shareholders") or class B subordinate voting shares ("Class B Shares", the holders thereof the "Class B Shareholders" and together with the Class A Shares the "Shares" and together with the Class A Shareholders, the "Shareholders") of the Company in their own names, or in the names of nominees, for their reasonable expenses for sending forms of proxy and this Circular to beneficial owners of Shares and obtaining proxies therefrom. The cost of any such solicitation will be borne by the Company.

No person is authorized to give any information or to make any representation other than those contained herein and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

A registered Shareholder of the Company may vote in person at the Meeting or may appoint another person to represent such Shareholder as proxy and to vote the Shares of such Shareholder at the Meeting. Only registered Shareholders of the Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. For information with respect to Shareholders who own their Shares beneficially through an intermediary, see "Non-Registered Shareholders" below.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Circular are directors and/or officers of the Company. A Shareholder of the Company has the right to appoint a person (who need not be a Shareholder of the Company) other than the persons whose names appear in such form of proxy to attend and act for and on behalf of such Shareholder at the Meeting and at any adjournment thereof. Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person to be appointed in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed and executed form of proxy to Computershare Investor Services Inc. at Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 in time for use at the Meeting in the manner specified in the Notice of Meeting or by depositing the completed and executed form of proxy with the chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

A registered Shareholder of the Company who has given a proxy may revoke the proxy at any time prior to its use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered Shareholder is a Company or other similar entity, by an authorized officer or attorney thereof (i) at the registered office of the Company, located at 1 Rossland Road West, Suite 202, Ajax, ON L1Z 1Z2, at any time prior to 10:00 a.m. (Toronto time) on the second to last business day preceding the day of the Meeting or any adjournment thereof, (ii) with Computershare Investor Services Inc. at Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, at any time prior to 10:00 a.m. (Toronto time) on the second to last business day preceding the day of the Meeting or any adjournment thereof, or (iii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephonic or electronic means, a revocation that complies with clauses (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such registered Shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.

Exercise of Discretion by Proxies

The Shares represented by an appropriate form of proxy will be voted on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions contained on the form of proxy. In the absence of instructions, such Shares will be voted in favour of each of the matters referred to in the Notice of Meeting.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matters which are not now known to management of the Company should properly be brought before the Meeting, or any adjournment thereof, the Shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy thereon.

Signing of Proxy

The form of proxy must be signed by the Shareholder of the Company or the duly appointed attorney thereof authorized in writing or, if the Shareholder of the Company is a Company or other similar entity, by an authorized officer of such entity. A form of proxy signed by the person acting as attorney of the Shareholder of the Company or in some other representative capacity, including an officer of a Company which is a Shareholder of the Company, should indicate the capacity in which such person is signing and the form of proxy should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Company. A Shareholder of the Company or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such Shareholder or by or on behalf of his or her attorney, as the case may be.

Non-Registered Shareholders

Only registered Shareholders of the Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. The Shares of a non-registered Shareholder (a "Non-Registered Shareholder") who beneficially owns Shares will generally be registered in the name of either:

(a) an intermediary (an "Intermediary") with whom the Non-Registered Shareholder deals in respect of the Shares (including, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b) a clearing agency (such as The Canadian Depository for Securities Limited in Canada or The Depository Trust Company in the United States) or its nominee of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer published by the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") directly to Non-Registered Shareholders utilizing the Notice-and- Access Provisions. Intermediaries often use service companies to forward the Meeting Materials to Non- Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either receive:

(a) Voting Instruction Form: a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre- printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b) Form of Proxy: a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. at Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those instructions regarding when and where the voting instruction form or the form of proxy is to be delivered.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Shares of such Non-Registered Shareholder are held and following the instructions of the Intermediary respecting the revocation of proxies.

NOTICE-AND-ACCESS

"Notice-and-Access Provisions" means provisions concerning the delivery of proxy-related materials to shareholders found in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), in the case of registered shareholders, and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), in the case of Non-Registered Shareholders, which would allow an issuer to deliver an information circular forming part of proxy-related materials to shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

The Notice-and-Access Provisions are a mechanism which allows reporting issuers other than investment funds to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer's website or the transfer agent's website) rather than delivering such materials by mail. The Notice-and-Access Provisions can be used to deliver materials for both special and general meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the information circular at the reporting issuer's expense.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Company. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting the management information circular (and if applicable, other materials) electronically on a website that is not SEDAR, the Company must send a notice to shareholders, including Non-Registered Shareholders, indicating that the proxy-related materials have been posted and explaining how a shareholder can access them or obtain a paper copy of those materials from the Company. This Circular has been posted in full on the Company's website at www.fsdpharma.com/investors and under the Company's SEDAR profile at www.sedar.com.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date (the "Record Date") for notice of the shareholder meeting to be on a date that is at least 40 days prior to the meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to shareholders. The requirements of that notice, which requires the Company to provide basic information about the Meeting and the matters to be voted on, explain how a shareholder can obtain a paper copy of the management information circular and any related financial statements, and explain the Notice-and-Access Provisions process, have been built into the Notice of Meeting, as well as a notice of the use of the Notice-and-Access Provisions. The notice of the use of the Notice-and-Access Provisions has been delivered to Shareholders by the Company, along with the applicable voting document (a form of proxy in the case of registered Shareholders or a voting instruction form in the case of Non-Registered Shareholders).

The Company has not previously used procedures following Notice-and-Access Provisions for delivery of its Meeting Materials. As such, the Company was required to file a notification of the Meeting and Record Dates indicating its intent to utilize Notice-and-Access Provisions at least 25 days prior to the Record Date. The Company completed this filing on November 13, 2018.

The Company will send proxy-related materials directly to non-objecting Non-Registered Shareholders, through the services of its transfer agent, Computershare Investor Services Inc. The Company does not intend to pay for the Intermediary to deliver to objecting Non-Registered Shareholders the proxy- related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary of NI 54- 101. The Company will not rely upon the use of 'stratification' procedures.

How to Obtain Paper Copies of the Information Circular

Any Shareholder who wishes to receive a paper copy of the Circular, at no cost, must contact the Company's transfer agent, Computershare Investor Services Inc. at Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, toll-free within North America at 1-(866)-962-0498 or direct from outside of North America at 1-(514)-982-8716 up to the date of the Meeting or any adjournment thereof, or thereafter by contacting the Company at 1-(905)-686-7079. In order to ensure that a paper copy of the Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Circular and return a form of proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received no later than January 12, 2019.

All Shareholders may call 1-(866)-962-0498 (toll-free) in order to obtain additional information regarding the Notice-and-Access Provisions or to obtain a paper copy of the management information circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

The board of directors (the "Board") has fixed December 10, 2018 as the Record Date. Shareholders at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote thereat or at any adjournments or postponements thereof on the basis of 266,660 votes for each Class A Share held and one vote for each Class B Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Shares subsequent to December 10, 2018; and (ii) the transferee of those Shares produces properly endorsed share certificates, or otherwise establishes that he, she or it owns the Shares and demands, not later than 10 days before the Meeting, that his, her or its name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Shares at the Meeting. The transfer books will not be closed.

The authorized capital of the Company consists of an unlimited number of Class A Shares and an unlimited number of Class B Shares. As of December 10, 2018, there were 15,000 Class A Shares issued and outstanding and 1,373,599,691 Class B Shares issued and outstanding.

The Class A Shareholders are entitled to 276,660 votes per Class A Share held and the Class B Shareholders are entitled to one (1) vote per Class B Share held at all meetings of the Shareholders either in person or by proxy. The Shareholders are also entitled to dividends, if and when declared by the directors of the Company, based on information publicly available, and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The following table sets out the information regarding ownership of the Class A Shares and Class B Shares owned by each person who, to the knowledge of the Company, beneficially owns, controls, or directs, indirectly or directly, more than 10% of the issued and outstanding Class A Shares or Class B Shares as of the date of this Circular.

			Percentage of Voting
	Number of Class A	Number of Class B	Shares Owned (Class A
Name	Shares Owned(3)	Shares Owned	Shares & Class B Shares)
Thomas Fairfull	5,000	39,682,743	25.76%
Zeeshan Saeed(1)	5,000	62,826,229	26.18%
Anthony Durkacz(2)	5,000	53,162,749(4)	26.01%

Notes:

(1) Xorax Family Trust, a trust of which Zeeshan Saeed is a beneficiary, is the registered owner of the Class A Shares.

(2) Fortius Research and Trading Corp., a Company controlled by Anthony Durkacz, is the registered owner of the Class A Shares.

(3) Each Class A Multiple Voting Share has 276,660 votes per share, and each Class B Subordinate Voting Share has one (1) vote per share. Except as required by the Business Corporations Act (Ontario) or the Company's articles of amendment, the holders of the Class A Shares and holders of the Class B Shares vote together as a single class on all matters at meetings of the Shareholders.

(4) Fortius Research and Trading Corp., a Company controlled by Anthony Durkacz, is the registered owner of 21,314,701 Class B Shares and First Republic Capital Corporation, a Company majority owned by Anthony Durkacz, is the registered owner of 31,848,048 Class B Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

NUMBER OF DIRECTORS

The Corporation's articles of amendment provide that the Board shall consist of a minimum of three and a maximum of eleven directors. There are currently six directors on the Board.

The Business Corporations Act (Ontario) (the "OBCA") provides that where a minimum and a maximum number of directors of a corporation is provided for in the articles of the corporation, the number of directors of the corporation and the number of directors to be elected at an annual meeting of the shareholders shall be such number as shall be determined from time to time by special resolution of the shareholders or, if a special resolution of the shareholders empowers the directors to determine the number, by resolution of the directors (a "Board Size Resolution"). The OBCA further provides that where such a Board Size Resolution has been passed to empower the directors to determine the number of directors, the directors may not between meetings of shareholders appoint additional directors if, after such appointment, the total number of directors would be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders.

The Company passed a Board Size Resolution on January 14, 2005, granting it the ability to increase the size of the Board by one-third in between shareholder meetings. The Company fixed the size of the Board to five at its previous annual shareholder meeting on March 15, 2018, and relied on the Board Size Resolution to increase the size of the Board to six with the appointment of Anthony Durkacz on June 14, 2018.

Pursuant to the Company's press release on October 22, 2018, the Company intends to apply to list its Class B Shares on the NASDAQ, subject to the Company satisfying all necessary third-party and regulatory approvals. As an alternative to a potential NASDAQ listing, the Company has also considered applying to list its Class B Shares on the New York Stock Exchange (the "NYSE") or another U.S. national securities exchange (the "Proposed American Exchange Listing"). In connection with the Proposed American Exchange Listing, management of the Company believes that it is in the Company's best interests to increase the size of its Board in order to comply with American listing requirements. As a result, the Company is requesting that at the Meeting, the Shareholders pass an ordinary resolution fixing the size of the board to six (6), and electing the six nominees set forth below as directors of the Company until the close of the first annual meeting of Shareholders of the Company following his election unless his office is earlier vacated in accordance with the by-laws of the Company.

If the resolution passes and the size of the Board is fixed to six, the Company will then have the ability to further increase the size of the Board by one-third in between annual shareholder meetings pursuant to the Board Size Resolution. In this case, this will permit the Company to increase the size of the Board from six to eight. The Company intends to increase the size of the Board in connection with the Proposed American Exchange Listing.

ELECTION OF DIRECTORS

At the Meeting, Shareholders will be asked to elect the six nominees set forth below (the "Proposed Nominees") as directors for the ensuing year. Each Proposed Nominee is currently a director of the Company. Each Proposed Nominee elected will hold office until the close of the first annual meeting of the Shareholders of the Company following his election unless his office is earlier vacated in accordance with the by-laws of the Company.

The following table sets forth certain information regarding the Proposed Nominees, their position with the Company, their principal occupation during the last five years, the dates upon which the Proposed Nominees became directors of the Company and the number of Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of December 10, 2018.

Class A
Shares
			Owned	Class B Shares
Name, Position and	Principal Occupation	Date Became	or	Owned or
Province of Residence	During Last Five Years	Director	Controlled(1)	Controlled
Anthony Durkacz,	Director and Executive Vice-	June 18, 2018	5,000(2)	53,162,749 (3)(4)
Executive-Co Chairman and	President, First Republic Capital
Director, Ontario, Canada	Corporation; Director and CFO,
Snipp Interactive Inc.
Zeeshan Saeed,	Director and Executive Vice-	May 24, 2018	5,000(6)	62,826,229(7)
President and Director,	President, FV Pharma; CEO,
Ontario, Canada(5)	Platinum Telecommunications Inc.
Raza Bokhari,	Managing Partner, RBx Capital	July 17, 2018	Nil.	1,127,000(8)
Executive Co-Chairman and	LP; Chairman and CEO, Parkway
Director, Pennsylvania, United	Clinical Laboratories Inc.
States
Gerald (Gerry) Goldberg,	Executive Chairman, Osoyoos	May 24, 2018	Nil.	1,000,000(10)
Director, Ontario, Canada(9)	Cannabis Inc.; Interim CEO,
Canada House Wellness Group
Inc.; CEO and President, Leo
Acquisitions Corp.; Senior Partner,
Schwartz, Levitsky, Feldman LLP;
President, Victory Capital Corp.
Vladimir (Vlad) Klacar,	Associate, Bennett Jones LLP;	May 24, 2018	Nil.	Nil.(11)
Director, Ontario, Canada	General Counsel & Head of
Regulation Affairs, Auxly
Cannabis Group Inc.
David Urban,	President, American Continental	November 12,	Nil.	Nil.(13)
Director, Washington, DC(12)	Group.	2018

Notes:

(1) The information as to the number of Shares beneficially owned or over which control or direction is exercised has been furnished by the respective nominee.

(2) Fortius Research and Trading Corp., a corporation controlled by Anthony Durkacz, is the registered owner of the Class A Shares.

(3) Fortius Research and Trading Corp., a corporation controlled by Anthony Durkacz, is the registered owner of 21,314,701 Class B Shares and First Republic Capital Corporation, a corporation majority owned by Anthony Durkacz, is the registered owner of 31,848,048 Class B Subordinate Voting Shares.

(4) Anthony Durkacz also holds 40,000,000 warrants, and is the beneficial owner of 36,700,337 warrants registered to First Republic Capital Corporation.

(5) Member of Audit Committee.

(6) Xorax Family Trust, a trust of which Zeeshan Saeed is a beneficiary, is the registered owner of the Class A Shares.

(7) Mr. Saeed also holds 20,000,000 Options ("Options").

(8) Mr. Bokhari also holds 43,000,000 Options.

(9) Chairman of the Audit Committee.

(10) Mr. Goldberg also holds 1,000,000 Options.

(11) Mr. Klacar also holds 1,000,000 Options.

(12) Member of the Audit Committee.

(13) Mr. Urban holds 3,000,000 Options.

Corporate Cease Trade Orders and Bankruptcies

To the knowledge of the Company, other than as set out below, no Proposed Nominee is, as at the date of this Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to a cease trade order, other similar order, or an order that denied the relevant company access to any exemption under securities legislation, and which was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) is, as at the date of this Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Gerry Goldberg was the Interim Chief Executive Officer of Canada House Wellness Group Inc. ("Canada House") when a management cease trade order (the "MCTO") was issued by the Ontario Securities Commission on September 13, 2017. The MCTO was issued in respect of Canada House's failure to file its audited financial statements and management discussion and analysis for the year ended April 30, 2017 before the August 28, 2017 filing deadline. The MCTO was lifted effective November 22, 2017.

Penalties or Sanctions

No Proposed Nominee has:

(a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable Shareholder making a decision about whether to vote for the Proposed Nominee.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the election of the Proposed Nominees whose names are set forth above, unless the Shareholder of the Company who has given such proxy has directed that the Shares represented by such proxy be withheld from voting in respect of the election of directors of the Company. Management of the Company does not contemplate that any of the Proposed Nominees will be unable to serve as a director of the Company; however, if that should occur for any reason prior to the Meeting or any adjournment thereof, the persons named in the form of proxy accompanying this Circular have the right to vote for the election of the remaining Proposed Nominees and may vote for the election of a substitute nominee at their discretion.

SHARE CONSOLIDATION

As set out above, the Company intends to complete the Proposed American Exchange Listing.

Management proposes that the Shareholders approve a special resolution providing for the consolidation (the "Consolidation") of the Company's issued and outstanding Class A Shares and Class B Shares at such a consolidation ratio, to be determined by the Board in its sole discretion, to permit the Company to satisfy all conditions and necessary regulatory approvals to list the Class B Shares on the NASDAQ, NYSE, or such other U.S. national securities exchange as the Board may determine in its sole discretion.

Effect of Consolidation

If approved and implemented, the Consolidation will occur simultaneously for all of the Company's issued and outstanding Class A Shares and Class B Shares. The Shares will be consolidated at a ratio to be determined by the Board in its sole discretion, such that following the Consolidation, the Company will be able to satisfy NASDAQ, NYSE or other U.S. national securities exchange listing requirements.

The implementation of the Consolidation would not affect the total Shareholders' equity of the Company or any components of Shareholders' equity as reflected on the Company's financial statements except to change the number of issued and outstanding Class A Shares and Class B Shares to reflect the Consolidation.

Effect on Convertible Securities

The exercise or conversion price and/or the number of Class B Shares issuable under any outstanding convertible securities, including under outstanding Options, warrants, rights, and any other similar securities will be proportionately adjusted upon the implementation of the Consolidation, in accordance with the terms of such securities, on the same basis as the Consolidation.

Certain Risks Associated with the Consolidation

There can be no assurance that the total market capitalization of the Company (the aggregate value of all Class B Shares at the market price then in effect) immediately after the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation.

Implementation

The Consolidation resolution (the "Consolidation Resolution"), as set out below, provides that the Board is authorized, in its sole discretion, to determine not to proceed with the proposed Consolidation without further approval of the Shareholders of the Company. The Board is authorized to revoke the Consolidation Resolution in its sole discretion without further approval of the Shareholders of the Company at any time prior to implementation of the Consolidation.

Shareholder Approval

In order to effect the Consolidation, the Company will file articles of amendment pursuant to the OBCA to amend its current articles (the "Articles of Amendment"). Such Articles of Amendment shall only be filed upon the Board deciding, in its sole discretion, to proceed with the Consolidation in order to permit the Company to satisfy NASDAQ, NYSE or other U.S. national securities exchange listing requirements. The Consolidation will become effective on the date shown in the certificate of amendment issued pursuant to the OBCA.

In accordance with the OBCA, the Consolidation Resolution must be approved by not less than sixty-six and two-thirds percent (66 2⁄3%) of the votes cast by the Shareholders represented at the Meeting in person or by proxy.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve and authorize the Consolidation Resolution, as follows:

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(a) the board (the "Board") of directors of FSD Pharma Inc. (the "Company") is authorized to take such actions as are necessary to consolidate (the "Consolidation") all of the issued and outstanding class A multiple voting shares (the "Class A Shares") and class B subordinate voting shares (the "Class B Shares") at such a consolidation ratio to be determined by the Board in its sole discretion, to permit the Company to satisfy all conditions and necessary regulatory approvals to list the Class B Shares on the NASDAQ, NYSE or such other U.S. national securities exchange as the Board may determine in its sole discretion (the "American Exchange Listing Approval");

(b) the Board be and is hereby authorized in its sole direction to fix the ratio to be used in the Consolidation in connection with the American Exchange Listing Approval;

(c) in the event that the Consolidation would otherwise result in the issuance of a fractional Class A Share or Class B Share, no fractional Class A Share or Class B Share shall be issued and such fraction will be rounded down to the nearest whole number;

(d) the Board, in its sole discretion, may act upon this resolution to effect the Consolidation, or, if deemed appropriate and without any further approval from the shareholders of the Company, may choose not to act upon this special resolution notwithstanding shareholder approval of the Consolidation, and it is authorized to revoke this special resolution in its sole discretion at any time prior to effecting the Consolidation;

(e) any officer or director of the Company is authorized to cancel (or cause to be cancelled) any certificates evidencing the existing Class A Shares and Class B Shares and to issue (or cause to be issued) certificates representing the new Class A Shares and Class B Shares to the holders thereof; and

(f) any one officer or director of the Company is authorized to do all acts and to execute and deliver all documents or instruments desirable to give effect to the foregoing, including, without limitation, articles of amendment in the form required pursuant to the Business Corporations Act (Ontario).

The persons named in the form of proxy accompanying this Circular intend to vote FOR the Consolidation Resolution, unless the Shareholder of the Company who has given such proxy has directed that the Shares represented by such proxy be voted against the Consolidation Resolution.

Effective Date

Subject to applicable regulatory requirements, the Consolidation Resolution will be effective on the date on which Articles of Amendment are filed and certified by the Ministry, on which the directors of the Company determine to carry out the Consolidation.

If the Consolidation Resolution is approved, no further action on the part of the Shareholders will be required in order for the Board to implement the Consolidation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, of any person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION – VENTURE ISSUERS

Named Executive Officers

The purpose of this Statement of Executive Compensation is to provide information about the Company's philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate the compensation provided to the most highly compensated executive officers of the Company (the "Named Executive Officers" or "NEOs"). For the purposes of this Circular, a NEO means each of the following individuals:

(a) a chief executive officer ("CEO") of the Company;

(b) a chief financial officer ("CFO") of the Company;

(c) in respect of the company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year; and

(d) each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the company, and was not acting in a similar capacity, at the end of that financial year.

For the period January 1, 2018 to the date of this Circular, the NEOs of the Company were:

• Rupert Haynes, CEO from December 1, 2018 to present;

• Raza Bokhari, Former Interim CEO from October 29, 2018 to December 1, 2018;

• Thomas Fairfull, Former CEO and Former President from May 24, 2018 to October 29, 2018;

• Thomas Fairfull, CEO and President of FV Pharma, the wholly owned subsidiary of the Company ("FV Pharma"), from May 24, 2018 to Present;

• Donal Carroll, CFO from July 23, 2018 to present;

• Zeeshan Saeed, Former Executive Vice-President from May 24, 2018 to October 29, 2018 and President from October 29, 2018 to present; and

• Yaron Conforti, CEO, CFO and President from July 15, 2015 to May 24, 2018.

During the years ended December 31, 2017 and December 31, 2016, the NEO of the Company was:

• Yaron Conforti, Former CEO and Former CFO.

Director and named executive officer compensation, excluding compensation securities

The following table sets forth the compensation paid to the Company's NEOs and directors for the Company's financial years ending December 31, 2016 and December 31, 2017 and for the period January 1, 2018 to November 30, 2018.

Table of Compensation Excluding Compensation Securities
		Salary,
		consulting
Name		fee,		Committee		Value of all
and	Year(1)	retainer or		or meeting	Value of	other	Total
position		commission	Bonus	fees	perquisites	compensation	compensation
	2018	Nil	Nil	Nil	Nil	Nil	Nil
Rupert Haynes,
CEO(2)	2017	Nil	Nil	Nil	Nil	Nil	Nil
	2016	Nil	Nil	Nil	Nil	Nil	Nil

Raza Bokhari,	2018	$1	Nil	Nil	Nil	Nil	$1
Director, Former Interim
CEO and Executive Co-	2017	Nil	Nil	Nil	Nil	Nil	Nil
Chairman(3)	2016	Nil	Nil	Nil	Nil	Nil	Nil
Thomas Fairfull,	2018	$352,916(5)	Nil	Nil	Nil	$16,500	$369,416
Former President, CEO
	2017	Nil	Nil	Nil	Nil	Nil	Nil
and Director; President
and CEO of FV
	2016	Nil	Nil	Nil	Nil	Nil	Nil
Pharma(4)
	2018	$52,000(7)	Nil	$6,667	Nil	Nil	$58,667
	2017	Nil	Nil	Nil	Nil	Nil	Nil

Table of Compensation Excluding Compensation Securities
		Salary,
		consulting
Name		fee,		Committee		Value of all
and		retainer or		or meeting	Value of	other	Total
position	Year(1)	commission	Bonus	fees	perquisites	compensation	compensation
Donal Carroll,		Nil	Nil	Nil	Nil	Nil	Nil
Current CFO and	2016
Former Director(6)
	2018	Nil	Nil	Nil	Nil	Nil	Nil
Yaron Conforti,
Former CEO, CFO,	2017	Nil	Nil	Nil	Nil	Nil	Nil
President and Director(8)
	2016	Nil	Nil	Nil	Nil	Nil	Nil

Zeeshan Saeed,	2018	$252,083(10)	Nil	Nil	Nil	$16,500	$268,582
Director, President and	2017	Nil	Nil	Nil	Nil	Nil	Nil
Former Vice-President(9)
	2016	Nil	Nil	Nil	Nil	Nil	Nil

	2018	Nil	Nil	Nil	Nil	Nil	Nil
Anthony Durkacz,
Director and Executive	2017	Nil	Nil	Nil	Nil	Nil	Nil
Co-Chairman(11)
	2016	Nil	Nil	Nil	Nil	Nil	Nil

	2018	Nil	Nil	$29,167	Nil	Nil	$29,167

Gerry Goldberg,	2017	Nil	Nil	Nil	Nil	Nil	Nil
Director(12)
	2016	Nil	Nil	Nil	Nil	Nil	Nil

	2018	Nil	Nil	$23,133	Nil	Nil	$23,133
Vladimir Klacar,
	2017	Nil	Nil	Nil	Nil	Nil	Nil
Director(13)
	2016	Nil	Nil	Nil	Nil	Nil	Nil

	2018	Nil	Nil	Nil	Nil	Nil	Nil

David Urban,	2017	Nil	Nil	Nil	Nil	Nil	Nil
Director(14)
	2016	Nil	Nil	Nil	Nil	Nil	Nil

	2018	Nil	Nil	Nil	Nil	Nil	Nil

Gord Wilton,	2017	Nil	Nil	Nil	Nil	Nil	Nil
Former Director(15)
	2016	Nil	Nil	Nil	Nil	Nil	Nil

	2018	Nil	Nil	Nil	Nil	Nil	Nil

Harry Bregman,	2017	Nil	Nil	Nil	Nil	Nil	Nil
Former Director(16)
	2016	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) On May 24, 2018, the Company (formerly known as Century Financial Capital Group Inc.) completed a business combination (the "Business Combination") with FV Pharma Inc. In connection with the Business Combination, all the directors and officers of the Company resigned and were replaced with the former management and directors of FV Pharma. This table provides compensation information for the Company as it was previously constituted prior to the Business Combination in the two most recently completed financial years, as well as additional disclosure for the period beginning January 1, 2018 and ending November 30, 2018, including compensation paid to incoming management and directors.

(2) Mr. Haynes was appointed CEO effective December 1, 2018.

(3) Mr. Bokhari joined the Board on July 17, 2018, filling a vacancy created by Mr. Carroll's resignation. Mr. Bokhari was appointed Interim Chief Executive Officer and Co-Executive Chairman following the resignation of Mr. Fairfull as CEO of the Company on October 29, 2018. Mr. Bokhari resigned as Interim CEO on December 1, 2018 following the appointment of Mr. Haynes.

(4) In connection with the completion of the Business Combination, Mr. Fairfull was elected to the Board and was appointed CEO on May 24, 2018. He resigned as a director, CEO and President on October 29, 2018.

(5) Mr. Fairfull's employment agreement is with FV Pharma. The amounts provided represent all compensation paid by FV Pharma to Mr. Fairfull from January 1 – November 30, 2018.

(6) In connection with the completion of the Business Combination, Mr. Carroll was elected to the Board. He resigned as a director on July 17, 2018, and was appointed CFO on July 23, 2018.

(7) Represents Mr. Carroll's salary from July 2018 – November 2018. The salary was paid to Epicore Group Inc., a company controlled by Mr. Carroll, for management services performed.

(8) Mr. Conforti was an NEO and director of the Company prior to the completion of the Business Combination. Mr. Conforti resigned as CEO, CFO and from the Board in connection with the Business Combination.

(9) In connection with the completion of the Business Combination, Mr. Saeed was elected to the Board and was appointed Executive Vice- President on May 24, 2018. Following the resignation of Mr. Fairfull as President of the Company on October 29, 2018, Mr. Saeed was appointed President of the Company.

(10) Mr. Saeed's employment agreement is with FV Pharma. The amounts provided represent all compensation paid by FV Pharma to Mr. Saeed from January 1 – November 30, 2018.

(11) Mr. Durkacz was appointed to the Board on June 14, 2018, and was appointed Executive Co-Chairman along with Mr. Bokhari on October 29, 2018.

(12) Mr. Goldberg was elected to the Board on May 24, 2018 following the completion of the Business Combination.

(13) Mr. Klacar was elected to the Board on May 24, 2018 following the completion of the Business Combination.

(14) Mr. Urban joined the Board on November 12, 2018, filling a vacancy created by the resignation of Mr. Fairfull.

(15) Mr. Wilton was a director of the Company prior to the completion of the Business Combination. Mr. Wilton resigned from the Board in connection with the Business Combination.

(16) Mr. Bregman was a director of the Company prior to the completion of the Business Combination. Mr. Bregman resigned from the Board in connection with the Business Combination.

Stock options and other compensation securities

The following table discloses all compensation securities granted or issued to each director and NEO for services provided to the Company in the year ended December 31, 2017 and for the period January 1, 2018 to November 30, 2018,

Compensation Securities

						Closing
			Number of			price of	Closing
			compensation			security or	price of
			securities,		Issue,	underlying	security or
		Type of	number of		conversion	security on	underlying
Name		compen	underlying	Date	or exercise	date of	security at
and		sation	securities, and	of issue	price	grant	year end(2)	Expiry
position(1)	Year	security	percentage of class	or grant	($)	($)	($)	date
	2018	Options	2,500,000 Options(3)	November,	0.28	0.28	0.32	November
Rupert			2,500,00 Class B Shares					26, 2023
Haynes,	2017	N/A	Nil	N/A	N/A	N/A	N/A	N/A
CEO

	2018	Options	3,000,000 Options(4)	August 15,	0.13	0.13	0.32	August 15,
Raza			3,000,000 Class B	2018				2023
Bokhari,			Shares
Director and
Executive	2018	Options	40,000,000 Options(5)	September	0.740	0.740	0.32	September
Co-			40,000,000 Class B	10, 2018				10, 2023
Chairman			Shares
	2017	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Thomas	2018	N/A	Nil	N/A	N/A	N/A	0.32	N/A
Fairfull,
Former	2017	Options	20,000,000 Options(6)	September	0.022	N/A	N/A	September
President			20,000,000 Class B	15, 2017				15, 2022
and CEO			Shares
and
President
and CEO of
FV Pharma
	2018	Options	3,000,000 Options(7)	June 12,	0.09	0.09	0.32	June 12,
Donal			3,000,000 Class B	2018				2023
Carroll,			Shares
CFO and	2018	Options	2,000,000 Options(8)	September	0.60	0.60	0.32	September
Former			2,000,000 Class B	15, 2018				15, 2023
Director			Shares

	2017	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Compensation Securities
						Closing
			Number of			price of	Closing
			compensation			security or	price of
			securities,		Issue,	underlying	security or
		Type of	number of		conversion	security on	underlying
Name		compen	underlying	Date	or exercise	date of	security at
and		sation	securities, and	of issue	price	grant	year end(2)	Expiry
position(1)	Year	security	percentage of class	or grant	($)	($)	($)	date
Yaron	2018	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Conforti,
Former	2017	Options	500,000 Options(9)	December	0.025	N/A	0.32	December
CEO, CFO,			500,000 Class B Shares	23, 2017				23, 2019
President
and Director
Zeeshan	2018	N/A	Nil	N/A	N/A	N/A	0.32	N/A
Saeed,
Director,	2017	Options	20,000,000 Options(10)	September	0.022	N/A	N/A	September
President			20,000,000 Class B	15, 2017				15, 2022
and Former			Shares
Vice-
President
Anthony	2018	Options	Nil	N/A	N/A	N/A	0.32	N/A
Durkacz,
Director and	2017	Warrants	40,000,000 Warrants(11)	September	0.022	N/A	N/A	September
Executive			40,000,000 Class B	15, 2017				15, 2022
Co-			Shares
Chairman
Gerry	2018	Options	3,000,000 Options(12)	June 12,	0.09	0.09	0.32	June 12,
Goldberg,			3,000,000 Class B	2018				2023
Director			Shares

	2017	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Vladimir	2018	Options	3,000,000 Options(13)	June 12,	0.09	0.09	0.32	June 12,
Klacar,			3,000,000 Class B	2018				2023
Director
			Shares

	2017	N/A	Nil	N/A	N/A	N/A	N/A	N/A

David	2018	Options	3,000,000 Options(14)	November	0.44	0.44	0.32	November
			3,000,000 Class B	12, 2018				12, 2023
Urban,
			Shares

Director
	2017	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Gord	2018	Options	Nil	N/A	N/A	N/A	0.32	N/A
Wilton,
Former	2017	Options	500,000 Options(15)	December	0.025	N/A	N/A	December
Director			500,000 Class B Shares	23, 2017				23, 2019

Harry	2018	Options	Nil	N/A	N/A	N/A	0.32	N/A
Bregman,
Director	2017	Options	400,000 Options(16)	December	0.025	N/A	N/A	N/A
			400,000 Class B Shares	23, 2017

Notes:

(1) Please refer to the notes to the table provided above under the heading "Director and named executive officer compensation, excluding compensation securities" for dates of appointment and/or resignation of each NEO and director.

(2) The Class B Shares of the Corporation began trading on the CSE under the symbol "HUGE" on May 29, 2018. At the end of the most recently completed financial year (December 31, 2017), the Class B Shares were not publicly trading, and so, there is no closing price per security from this date. Accordingly, this table uses the closing price of the Class B Shares as at the Record Date.

(3) Mr. Haynes's Options vest on November 26, 2019.

(4) Mr. Bokhari was granted 3,000,000 Options upon joining the Board. The Options vested immediately.

(5) Mr. Bokhari's Options vest upon the completion of the following conditions: (a): the Company listing on the NASDAQ, or merging with a NASDAQ listed Company to the satisfaction of the Board; and (b): adequate financing to the satisfaction of the Board is arranged for the listing of the Company on the NASDAQ or merger with a NASDAQ listed company.

(6) Mr. Fairfull was granted 20,000,000 Options in FV Pharma. These Options were exchanged for Options in the Company pursuant to the terms of the Business Combination. The Options vested immediately. As at the date of this Circular, 10,000,000 of these Options are held in escrow pursuant to an escrow agreement between Thomas Fairfull, Computershare, and certain other insiders of the Company, dated May 24, 2018.

(7) Mr. Carroll was granted 3,000,000 Options upon joining the Board. The Options vested immediately.

(8) Mr. Carroll's Options vested immediately.

(9) Mr. Conforti's Options were split on a 2:1 basis. Prior to the split, Mr. Conforti held 250,000 options with an exercise price of $0.05 per Option. The Options vested immediately.

(10) Mr. Saeed was granted 20,000,000 Options in FV Pharma. These Options were exchanged for Options in the Company pursuant to the terms of the Business Combination. The Options vested immediately. As at the date of this Circular, 10,000,000 of these Options are held in escrow pursuant to an escrow agreement between Zeeshan Saeed, Computershare, and certain other insiders of the Company, dated May 24, 2018.

(11) Mr. Durkacz's warrants were split on 1.33:1 basis. Prior to the split, Mr. Durkacz held 30,075,187 warrants with an exercise price of $0.02926 per warrant. The warrants vested immediately. As at the date of this Circular, 20,000,000 of these warrants are held in escrow pursuant to an escrow agreement between Anthony Durkacz, Computershare, and certain other insiders of the Company, dated May 24, 2018.

(12) Mr. Goldberg was granted 3,000,000 Options upon joining the Board. The Options vested immediately.

(13) Mr. Klacar was granted 3,000,000 Options upon joining the Board. The Options vested immediately.

(14) Mr. Urban was granted 3,000,000 Options upon joining the Board. The Options vested immediately.

(15) Mr. Wilton's Options were split on a 2:1 basis. Prior to the split, Mr. Wilton held 250,000 options with an exercise price of $0.05 per Option. The Options vested immediately.

(16) Mr. Bregman's Options were split on a 2:1 basis. Prior to the split, Mr. Bregman held 200,000 options with an exercise price of $0.05 per Option. The Options vested immediately.

The following table discloses all compensation securities exercised by each director and named executive officer of the Company for the period January 1, 2018 to November 30, 2018. No compensation securities were exercised in the year ended December 31, 2017.

Exercise of Compensation Securities by Directors and NEOs
						Difference
		Number of	Exercise		Closing price	between
			price			exercise price	Total value on
Name and	Type of	underlying	per		per security	and closing
	Compensation	securities	security	Date of	on date of	price on date	exercise date
position	Security	exercised	($)	exercise	exercise ($)	of exercise ($)	($)
Gord Wilton,	Options	500,000	0.025	July 17, 2018	0.17	0.145	72,500
Former Director
Harry	Options	400,000	0.025	July 17, 2018	0.17	0.145	72,500
Bregman,
Former Director
Vladimir	Options	2,000,000	0.09	September 12, 2018	0.62 (Sep 12)	0.53 (Sep 12)	530,000 (Sep 12)
Klacar, Director				September 21, 2018(1)	0.89 (Sep 21)	0.80 (Sep 21)	800,000 (Sep 21)
Gerry	Options	2,000,000	0.09	September 7, 2018	0.50 (Sep 6)	0.41 (Sep 6)	615,000 (Sep 6)
Goldberg,				September 14, 2018(2)	0.60 (Sep 14)	0.51 (Sep 14)	255,000 (Sep 14)
Director

Notes:

(1) Mr. Klacar exercised 1,000,000 Options on September 12, 2018 and 1,000,000 Options on September 21, 2018.

(2) Mr. Goldberg exercised 1,500,000 Options on September 7, 2018 and 500,000 Options on September 14, 2018.

Stock option plans and other incentive plans

On February 19, 2018 the Board approved a stock option plan (the "Stock Option Plan"). The Stock Option Plan provides that the aggregate number of Class B Shares reserved for issuance will be 10% of the number of Class B Shares of the Company issued and outstanding from time to time.

The Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. Management proposes Option grants to the Board based on such criteria as performance, previous grants, and hiring incentives. All grants require Board approval. The Stock Option Plan is administered by the Board and provides that Options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company.

The Stock Option Plan is administered by the Board, which has full and final authority with respect to the granting of all Options thereunder. Options may be granted under the Stock Option Plan to such service providers of the Corporation and its affiliates, if any, as the Board may from time to time designate. The exercise prices will be determined by the Board but will, in no event, be less than the market value of the Class B Shares or the lowest price permitted by the policies of any stock exchange on which the Class B Shares may be listed. All Options granted under the Stock Option Plan will expire not later than the date that is ten years from the date that such Options are granted. Options granted under the Stock Option Plan are not transferable or assignable other than by testamentary instrument or pursuant to the laws of succession.

Employment, consulting and management agreements

The following is a description of material provisions of the employment agreements of executive officers of the Company.

Rupert Haynes (CEO)

If the Corporation terminates Mr. Haynes's employment without cause, it is obligated to pay him: (i) if the employment is terminated during the first 90 days' of employment, twelve months salary plus a sum equivalent to the pro-rata bonus in respect of the year in which the termination date occurs; (ii) if the employment is terminated following the first 90 days' of employment, Mr. Haynes's annual salary plus a sum equivalent to the pro-rata bonus in respect of the year in which the termination date occurs.

In the event that his employment is terminated due to a change of control, Mr. Haynes is entitled to receive an amount equal to his annual salary plus a sum equivalent to the pro-rata bonus in respect of the year in which the termination date occurs. If the Company terminates Mr. Haynes following a change of control after the first anniversary of the effective date of the employment agreement, any Options granted to Mr. Haynes prior to such termination shall survive until the earlier of (i) their stated expiry date; or (ii) 12 months following the termination date.

Donal Carroll (CFO)

Mr. Carroll and the Company may terminate the agreement for any reason with 30 days' written notice. Upon termination, the Company shall pay Mr. Carroll all fees owing in respect of services provided under the agreement up to and including the date of termination. The agreement does not contain any provisions related to a change of control.

Zeeshan Saeed (President)

Mr. Saeed has an executive employment agreement with FV Pharma, a wholly-owned subsidiary of the Company. If the Company terminates Mr. Saeed's employment without cause, or if his employment is terminated upon a change of control, the Company is obligated to pay Mr. Saeed a lump sum payment in an amount equal to three times the sum of his base salary.

Thomas Fairfull (President and CEO of FV Pharma)

Mr. Fairfull has an executive employment agreement with FV Pharma, a wholly-owned subsidiary of the Company. If the Company terminates Mr. Fairfull's employment without cause, or if his employment is terminated upon a change of control, the Company is obligated to pay Mr. Fairfull a lump sum payment in an amount equal to three times the sum of his base salary.

Oversight and description of director and named executive officer compensation

The Company's Compensation, Nominating and Governance Committee (the "Compensation Committee") is responsible for determining the compensation for the directors and the executive officers.

The Committee's primary responsibilities include, among other things, assisting the Board with the selection, retention, adequacy and form of the compensation of senior management and the Board. See "Nomination of Directors" and "Compensation" under the heading "Statement of Corporate Governance Practices" for further information regarding the role of the Compensation Committee.

The Compensation Committee has been tasked with establishing an executive compensation program, which includes equity compensation under the Stock Option Plan, and the other elements of compensation described under the heading "Director and named executive officer compensation", above.

Compensation Objectives and Principles

The primary goal of the Company's executive compensation program is to attract and retain the key executives necessary for the Company's long-term success, to encourage executives to further the development of the Company and its operations, and to motivate top quality and experienced executives. The key elements of the executive compensation program are: (i) base salary; (ii) potential annual incentive award; and (iii) incentive stock Options.

The Compensation Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Company's goals and objectives, the bonus opportunities contained in their employment agreements, and by comparing the performance of the Company with other reporting issuers of similar size in the same industry.

The Board is of the view that all elements of the total program should be considered, rather than any single element, and as such does not use fixed criteria in determining the mix of compensation and instead determines compensation based on a contextual analysis of the Company. While the Company does not have a formally established peer group in determining compensation, the Compensation Committee will make reference from time to time to other comparable publicly traded Canadian companies to align its compensation practices with market practice.

The terms of any proposed compensation for the directors of the Company who are not also officers of the Company (including any Options to be granted) will be determined by the Compensation Committee.

The compensation program is designed to provide income certainty, to attract and retain executives and to provide incentives for the achievement of both short-term and long-term objectives of the Company.

Compensation Process

The Company relies on its Compensation Committee, through discussion without any formal objectives, criteria or analysis, to determine the compensation of the Company's executive officers. The Compensation Committee has not established formal criteria or goals that are tied to total compensation or any significant element of total compensation. The Board is responsible for determining all forms of compensation, including long-term incentives in the form of Options, to be granted to the Company's NEOs and directors, and for reviewing the recommendations respecting compensation of other officers of the Company from time to time, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining compensation, the Compensation Committee considers: (i) recruiting and retaining executives critical to the Company's success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company's Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the Company's operations in general.

Option Based Awards

Long-term incentives in the form of Options are intended to align the interests of the Company's directors and its executive officers with those of its Shareholders, to provide a long-term incentive that rewards these individuals for their contribution to the creation of shareholder value, and to reduce the cash compensation the Company a would otherwise have to pay. The Stock Option Plan is administered by the Board. While the Company does not have a formally established peer group in determining compensation, in considering the number of the Options to be granted to the NEOs, reference is made to the number of Options granted to officers of other comparable publicly traded Canadian companies. The Compensation Committee also considers previous grants of Options and the overall number of Options that are outstanding relative to the number of outstanding Shares in determining whether to make any new grants of Options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of Option compensation.

Recent Developments

The Company completed the Business Combination on May 24, 2018, and at such time implemented its current executive compensation practices. Over time, the Company will continue to review and refine its compensation practices. The completion of the Business Combination influenced the compensation practices of the Corporation by permitting the issuance of the current Options held by NEOs and directors appointed in connection with the RTO, as described above.

SECURITIES AUTHORIZED FOR

ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Class B Shares to be issued upon exercise of outstanding Options, the weighted-average exercise price of such outstanding Options and the number of Class B Shares remaining available for future issuance under equity compensation plans as at December 10, 2018.

Number of Class B
Shares remaining
available for future
issuance under equity
	Number of Class B		compensation plans
	Shares to be issued	Weighted-average	(excluding securities
	upon exercise of	exercise price of	reflected in the first
Plan Category	outstanding Options	outstanding Options	column)

Equity compensation plans	109,417,000	$0.3359	27,942,969
approved by Shareholders

Equity compensation plans	Nil	N/A	Nil
not approved by Shareholders

Number of Class B
Shares remaining
available for future
issuance under equity
	Number of Class B		compensation plans
	Shares to be issued	Weighted-average	(excluding securities
	upon exercise of	exercise price of	reflected in the first
Plan Category	outstanding Options	outstanding Options	column)

Total	109,417,000	$0.3359	27,942,969

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, Proposed Nominee, executive officer, nor any of their respective associates or affiliates, is or has been indebted to the Company or its subsidiaries since the beginning of the Company's most recently completed financial year and as of the date hereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Set out below is a description of the Company's current corporate governance practices and other information relating to the Board, per National Instrument 58-101 – Disclosure of Corporate Governance Practices and related disclosure requirements.

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. Listed below is a brief discussion of the Company's approach to corporate governance.

Board of Directors

The Board facilitates its exercise of independent supervision over management through the participation of directors. Currently, the Board has six directors of whom three are independent within the meaning of National Instrument 52-110 – Audit Committees ("NI 52-110"). The Board members are Zeeshan Saeed, Anthony Durkacz, Raza Bokhari, Vladimir Klacar, Gerry Goldberg and David Urban. Anthony Durkacz and Raza Bokhari are Co-Chairmen of the Board.

Gerry Goldberg and David Urban are independent directors. Raza Bokhari and Anthony Durkacz are not considered independent within the meaning of NI 52-110 as they are Co-Chairmen of the Board. Zeeshan Saeed is not considered independent as he is the President of the Company. Vladimir Klacar is not considered independent as he has a direct material relationship with the Company.

The following directors are presently directors of other reporting issuers:

Director	Name of Other Reporting Issuer	Stock Exchange

Anthony Durkacz	iWallet Corporation	OTC.BB

Zeeshan Saeed	N/A	N/A

Vladimir Klacar	N/A	N/A

Gerry Goldberg	Capicorn Business Acquisition Inc.	NEX

Director	Name of Other Reporting Issuer	Stock Exchange

	Baymount Incorporated	NEX

	Prime City One Capital Corp.	TSXV

	Leo Acquisitions Corp.	NEX

	Gravitas Financial Inc.	CSE

Raza Bokhari	N/A	N/A

David Urban	Virtu Financial, Inc.	NASDAQ

Orientation and Continuing Education

New directors will be provided orientations which include meetings with management on business directions, operational issues and financial aspects of the Company.

The Compensation Committee ensures that new directors receive orientation materials describing the Company's business and its corporate governance policies and procedures. New directors will have meetings with the Chairman of the Board, the CEO and the CFO and are expected to visit the Company's principal offices. The Compensation Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

Management updates the Board on a regular basis regarding the business and activities of the Company to ensure that the directors have the necessary knowledge to meet their obligations as directors. Directors are encouraged to communicate with management, the auditors and the Company's legal counsel to keep themselves current with the Company's business. Directors are also provided with full access to the Company's records.

Ethical Business Conduct

All Board members and employees are committed to maintaining the highest standards of integrity and ethical business conduct in the management of the Company and their interaction with all key Shareholders. These standards can only be achieved by the Company by adhering to the values and principles of conduct.

The Company expects all Board members and employees to conduct themselves in an ethical and law-abiding manner, in all areas, including but not limited to conflicts of interest and the protection and proper use of corporate assets, information and opportunities.

The Board has adopted a Code of Conduct and Business Ethics (the "Code") which provides guidelines surrounding, among other items, compliance with applicable laws, conflicts of interest, certain opportunities, confidentiality and disclosure, employment practices, and use of company property and resources.

Conflicts of Interest

When faced with a conflict, it is required that business judgment of responsible persons, uninfluenced by considerations other than the best interests of the Company, will be exercised in compliance with the guidelines set out in the Code. Pursuant to the OBCA, any officer or director of the Company with a conflict of interest must disclose the nature and extent of such conflict to the Board and recuse themselves from a matter that materially conflicts with that individual's duty as a director or senior officer of the Company.

Protection and Proper Use of Corporate Assets, Information and Opportunities

Confidential information is not to be used for any purposes other than those of the Company. This requirement of confidentiality extends beyond the duty not to discuss private information, whether about the Company and/or its management and also applies to any asset of the Company, including trade secrets, customer lists, business plans, computer software, company records and other proprietary information. The Code adopted by the Board provides for certain specific guidelines around the duty of confidentiality of employees, officers and directors of the Company.

In the situation of contracts with third parties such as suppliers and service providers, management is to share only that information which is needed to satisfy the conditions of the contract and only to those individuals who need to know.

The duty of confidentiality applies to all Board members and employees even after leaving the Company regardless of the reason for departing.

Compliance with Laws, Rules and Regulations

It is required that the Company is in compliance with all legislation applicable to the Company's business operations, including but not restricted to the laws of the Province of Ontario, all Canadian provincial laws and legislation, and any other similar legislation in jurisdictions where the Company operates.

All Board members and employees have a duty to know, understand and comply with any specific legislation pertaining to the business of the Company and any legislation applicable to their duties and responsibilities.

Nomination of Directors

The Compensation Committee is responsible for recommending to the Board a list of candidates for nomination for election to the Board at each annual meeting of Shareholders. In addition, as the need arises, it will identify and recommend to the Board new candidates for Board membership. In making its recommendations to the Board, the Compensation Committee will provide its assessment of whether each candidate is or would be (i) "independent" and (ii) "financially literate" within the meaning of applicable law.

Compensation

The Compensation Committee is responsible for determining the compensation for the directors and the executive officers. The Compensation Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Company's goals and objectives, and by comparing with other reporting issuers of similar size in the same industry.

The Compensation Committee also periodically reviews the adequacy and form of directors' compensation and recommends to the Board a compensation model that appropriately compensates directors for the responsibilities and risks involved in being a director and a member of one or more committees, as applicable. The Compensation Committee is also responsible for reviewing the executive compensation disclosure before the Company discloses this information publicly.

The Compensation Committee is also responsible for: (i) ensuring that the mission and strategic direction of the Company is reviewed annually; (ii) ensuring that the Board and each of its committees carry out its functions in accordance with due process; (iii) assessing the effectiveness of the Board as a whole, each committee of the Board, and the contribution of each individual director; (iv) addressing governance issues; (v) identifying, recruiting, endorsing, appointing, and orienting new directors; (vi) reviewing and making compensation related recommendations and determinations regarding senior executives and directors; and (vii) the Company's human resources and compensation policies and processes.

See also the discussion under the heading "Oversight and description of director and named executive officer compensation".

AUDIT COMMITTEE INFORMATION

The Audit Committee is governed by an Audit Committee Charter, a copy of which is attached hereto as Schedule "A".

Composition of the Audit Committee

As of the date of this Circular, the following are the members of the Audit Committee:

Name	Independence	Financial Literacy

Gerry Goldberg (Chair)	Yes	Yes

Zeeshan Saeed	No	Yes

David Urban	Yes	Yes

Relevant Education and Experience

The Board believes that the composition of the Audit Committee reflects financial literacy and expertise. Currently, two members of the Audit Committee have been determined by the Board to be "independent" and "financially literate" as such terms are defined under National Instrument 52-110 – Audit Committees. The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Audit Committee.

All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

Gerry Goldberg (Chair)

Gerry Goldberg has over 30 years of experience and heads the US Public Company audit division of the firm Schwartz Levitsky Feldmen LLP and has industry expertise in the service, distribution, retail, mining, natural resources and oil & gas, real estate, "not-for-profit" entities and manufacturing industries with a strong emphasis in taxation and business advisory services.

Mr. Goldberg is also active in corporate finance and development and was involved in the structure and design of numerous innovative financing instruments, tax shelters and syndications, both in Canada and the US. He is actively involved with the audit of various public Canadian, US, Chinese and other foreign companies listed in the US and Canada.

Mr. Goldberg is or was an independent director, Chairman and member of the audit committees, both of numerous public companies, non-profit, educational and other institutions, organizations and companies.

Zeeshan Saeed

Mr. Saeed is an entrepreneur who has been involved with FV Pharma – the wholly-owned subsidiary of the Company – for over four years. Mr. Saeed provided consulting advice to FV Pharma and was instrumental for raising the initial seed capital. He played a key role in bringing together a team of professionals in the development of FV Pharma's business plan.

Mr. Saeed has experience in international capital markets and has helped various startups with the process of raising initial funding and getting listed on various stock exchanges. Mr. Saeed is an engineer by qualification and is currently the President and a director of the Company. Before entering capital markets, Mr. Saeed was the founder and CEO of Platinum Telecommunications Inc. Mr. Saeed grew Platinum Telecommunications Inc. to a stage at which it was taken over by BankEngine Technologies, which in turn was taken over by a larger public entity.

David Urban

Mr. Urban is an accomplished business and government relations executive. He and his company advise organizations ranging in size from start-ups to the Fortune 100 on interaction with government in order to maximize stakeholder and shareholder value. In the field of politics, Mr. Urban has achieved success serving as an advisor to campaigns at the highest levels, including the President of the United States, the United States Senate and United States House of Representatives. In addition to his role as a business consultant and political advisor, Mr. Urban is a frequent contributor to CNN as a political commentator.

Mr. Urban earned a Bachelor of Science degree from the United States Military Academy at West Point, a Master of Public Administration degree from the University of Pennsylvania, a Juris Doctor degree from Temple University.

Pre-Approval Policies and Procedures

The Audit Committee may pre-approve certain non-audit services to be provided to the Company or its subsidiaries by external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, but such pre-approval must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Dale Matheson Carr-Hilton Labonte LLP in the most recently completed financial year.

Reliance on Certain Exemptions

At no time since the commencement of the most recently completed financial year of the Company has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from the application of NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions).

The Company is relying upon the exemption in section 6.1 of NI 52-110.

Auditors' Fees

The following table sets forth the fees paid by the Company to its auditor for services rendered during the years ended December 31, 2017 and December 31, 2016.

	For the year ended	For the year ended
Fee	December 31, 2017	December 31, 2016

Audit Fees(1)	$5,500	$5,500
Audit-Related Fees(2)	$2,000	$2,000
Tax Fees(3)	$800	$800
All Other Fees(4)	Nil	Nil
Total	$8,300	$8,300

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

All permissible categories of non-audit services require pre-approval by the Audit Committee, subject to certain statutory exemptions.

INTEREST OF INFORMED PERSONS

IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, neither the Company nor any director or officer of the Company, nor any Proposed Nominee for election as a director of the Company, nor any other insider of the Company, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended December 31, 2017, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

OTHER BUSINESS

Management of the Company is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Class A Shares or Class B Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is contained in the Company's financial statements and management's discussion and analysis for the year ended August 31, 2017 and for the nine-month period ended September 30, 2018. In addition, a Shareholder may obtain copies of the Company's financial statements and management's discussion and analysis, by contacting the Company by mail at 1 Rossland Road West, Suite 202 Ajax, Ontario L1Z 1Z2, by email at info@fsdpharma.com or by telephone at 1-(905)-686-7079.

APPROVAL OF THE BOARD OF DIRECTORS

This Circular and the mailing of same to Shareholders have been approved by the Board of the Company.

DATED the 17th day of December, 2018

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Raza Bokhari"
Raza Bokhari
Executive Co-Chairman

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

(See attached.)

AUDIT COMMITTEE CHARTER

Effective as of and from June 1, 2018

FSD PHARMA INC.

CHARTER OF THE AUDIT COMMITTEE

This charter (the "Charter") sets forth the purpose, composition, responsibilities, duties, powers and authority of the Audit Committee (the "Committee") of the directors (the "Board") of FSD Pharma Inc. ("FSD Pharma").

1.0 PURPOSE

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a) financial reporting and disclosure requirements;

(b) ensuring that an effective risk management and financial control framework has been implemented by the management of FSD Pharma; and

(c) external and internal audit processes.

2.0 COMPOSITION AND MEMBERSHIP

(a) The members (collectively "Members" and individually a "Member") of the Committee shall be appointed by the Board to serve one-year terms and shall be permitted to serve an unlimited number of consecutive terms. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director of FSD Pharma.

(b) The Committee will consist of at least three Members. Every Member must be a director of FSD Pharma who is independent and financially literate to the extent required by (and subject to the exemptions and other provisions set out in) applicable laws, rules, regulations and stock exchange requirements (collectively "Applicable Laws"), it being understood that for such time as FSD Pharma remains a "venture issuer" under Applicable Laws, a majority (rather than all) of the Members of the Committee is required to be "independent". In this Charter, the terms "independent" and "financially literate" have the meanings ascribed to such terms in Applicable Laws and include the meanings given to similar terms in Applicable Laws to the extent such similar terms are used in this Charter and are applicable under Applicable Laws.

(c) The chairman of the Committee (the "Chairman") will be appointed by the Board and confirmed by the Committee or appointed by the Committee from time to time and must have such accounting or related financial management expertise as the Board or Committee may determine in their business judgment is necessary. The Corporate Secretary of FSD Pharma (the " Corporate Secretary") will be the secretary of all meetings and will maintain minutes of all meetings, deliberations and proceedings of the Committee. In the absence of the Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.

3.0 MEETINGS

(a) Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four (4) times per year. Any Member or the auditor of FSD Pharma may call a meeting of the Committee at any time upon not less than forty-eight (48) hours advance notice being given to each Member orally, by telephone, by facsimile or by email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.

(b) At the request of the external auditors of FSD Pharma, the Chief Executive Officer or the Chief Financial Officer of FSD Pharma or any Member will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c) The Chairman, if present, will act as the Chairman of meetings of the Committee. If the Chairman is not present at a meeting of the Committee, then the Members present may select one of their number to act as chairman of the meeting.

(d) A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority of Members present at the meeting at which the vote is taken. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolution signed by all Members.

(e) The Committee may invite from time to time such persons as the Committee considers appropriate to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee, except to the extent the exclusion of certain persons is required pursuant to this Charter or by Applicable Laws. The Committee will meet in camera without management at each meeting of the Committee.

(f) In advance of every regular meeting of the Committee, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of FSD Pharma to produce such information and reports as the Committee may deem appropriate in order to fulfill its duties.

4.0 DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee as they relate to the following matters, to the extent considered appropriate or desirable or required by Applicable Laws, are to:

4.1 Financial Reporting and Disclosure

(a) review and recommend to the Board for approval, the audited annual financial statements of FSD Pharma, including the auditors' report thereon, the management's discussion and analysis of FSD Pharma prepared in connection with the annual financial statements, financial reports of FSD Pharma, guidance with respect to earnings per share, and any initial public release of financial information of FSD Pharma through press release or otherwise, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

(b) review and approval of the quarterly financial statements of FSD Pharma including the management's discussion and analysis prepared in connection with the quarterly financial statements, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

(c) review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents;

(d) review with management of FSD Pharma and with the external auditors of FSD Pharma significant accounting principles and disclosure issues and alternative treatments under Canadian generally accepted accounting principles ("GAAP") all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly FSD Pharma's financial position and the results of its operations in accordance with Canadian GAAP;

(e) annually review FSD Pharma's Corporate Disclosure Policy and recommend any proposed changes to the Board for consideration; and

(f) review the minutes from each meeting of the disclosure committee of FSD Pharma established pursuant to FSD Pharma's Corporate Disclosure Policy, since the last meeting of the Committee.

4.2 Internal Controls and Audit

(a) review and assess the adequacy and effectiveness of FSD Pharma's system of internal control and management information systems through discussions with management and the external auditor of FSD Pharma to ensure that FSD Pharma maintains: (a) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect FSD Pharma's transactions; (b) effective internal control systems; and (c) adequate processes for assessing the risk of material misstatement of the financial statements of FSD Pharma and for detecting control weaknesses or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of FSD Pharma at any particular time;

(b) satisfy itself that management has established adequate procedures for the review of FSD Pharma's disclosure of financial information extracted or derived directly from FSD Pharma's financial statements;

(c) periodically assess the adequacy of such systems and procedures to ensure compliance with regulatory requirements and recommendations;

(d) review and discuss the major financial risk exposures of FSD Pharma and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;

(e) review and assess, and in the Committee's discretion make recommendations to the Board regarding, the adequacy of FSD Pharma's risk management policies and procedures with regard to identification of FSD Pharma's principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by FSD Pharma; and

4.3 External Audit

(a) recommend to the Board a firm of external auditors to be engaged by FSD Pharma;

(b) ensure the external auditors report directly to the Committee on a regular basis;

(c) review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(d) review and approve the compensation of the external auditors, and the scope and timing of the audit and other related services rendered by the external auditors;

(e) review the audit plan of the external auditors prior to the commencement of the audit;

(f) establish and maintain a direct line of communication with FSD Pharma's external and, if applicable, internal auditors;

(g) meet in camera with only the auditors (if present), with only management (if present), and with only the Members at every Committee meeting;

(h) review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team;

(i) oversee the work of the external auditors appointed by the shareholders of FSD Pharma with respect to preparing and issuing an audit report or performing other audit, review or attest services for FSD Pharma, including the resolution of issues between management of FSD Pharma and the external auditors regarding financial disclosure;

(j) review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with management of FSD Pharma and the ramifications of their use, as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

(k) discuss with the external auditors their perception of FSD Pharma's financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(l) review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board; and

(m) review annually a report from the external auditors in respect of their internal quality- control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

4.4 Associated Responsibilities

(a) monitor and periodically review the Whistleblower Policy of FSD Pharma and associated procedures for:

(i) the receipt, retention and treatment of complaints received by FSD Pharma regarding accounting, internal accounting controls or auditing matters;

(ii) the confidential, anonymous submission by directors, officers and employees of FSD Pharma of concerns regarding questionable accounting or auditing matters; and

(iii) any violations of any Applicable Laws that relate to corporate reporting and disclosure, or violations of the Code of Conduct & Ethics of FSD Pharma; and

(b) review and approve the hiring policies of FSD Pharma regarding employees and partners, and former employees and partners, of the present and former external auditors of FSD Pharma.

4.5 Non-Audit Services

Pre-approve all non-audit services to be provided to FSD Pharma or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the Committee at its first scheduled meeting following such pre-approval.

4.6 Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that FSD Pharma's financial statements are complete and accurate or are in accordance with Canadian GAAP and applicable rules and regulations. These are the responsibilities of the management and the external auditors of FSD Pharma. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are directors of FSD Pharma, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of FSD Pharma, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of FSD Pharma's financial information or public disclosure.

5.0 REPORTING

The Committee shall provide the Board with a summary of all actions taken at each Committee meeting or by written resolution. The Committee will annually review and approve the Committee's report for inclusion in the management proxy circular. The Secretary will circulate the minutes of each meeting of the Committee and each written resolution passed by the Committee to the Board. The Committee shall produce and provide the Board with all reports or other information required to be prepared under Applicable Laws.

6.0 ACCESS TO INFORMATION AND AUTHORITY

The Committee will be granted unrestricted access to all information regarding FSD Pharma and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at FSD Pharma's expense, outside legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities. The Committee also has the authority to communicate directly with external and, if applicable, internal auditors of FSD Pharma.

7.0 REVIEW OF CHARTER

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

8.0 CHAIR

The Chair of the Committee should:

(a) provide leadership to the Committee with respect to its functions as described in this mandate and as otherwise may be appropriate, including overseeing the operation of the Committee;

(b) chair meetings of the Committee, unless not present, including in camera sessions, and report to the Board following each meeting of the Committee on the activities and any recommendations of the Committee;

(c) ensure that the Committee meets at least once per quarter and otherwise as considered appropriate;

(d) in consultation with the Chairman of the Board and the Committee members, establish dates for holding meetings of the Committee;

(e) set the agenda for each meeting of the Committee, with input from other Committee members, the Chairman of the Board, and any other appropriate persons;

(f) ensure that Committee materials are available to any director upon request;

(g) act as liaison and maintain communication with the Chairman of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee. This includes reporting to the Board on all decisions of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable; and

(h) report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the effectiveness of the Board.

Original Approval Date:	June 1, 2018

Approved by:	Audit Committee

Board of Directors